EXHIBIT 99.1

January 31, 2018

Mr. Michael Wiedemer

United States Lime & Minerals, Inc.

5429 LBJ Freeway, Suite 230

Dallas, TX  75240

Dear Mr. Wiedemer:

At your request, LaRoche Petroleum Consultants, Ltd. (LPC) has estimated the proved developed producing reserves and future net cash flow, as of December 31, 2017, to the United States Lime & Minerals, Inc. (U.S. Lime) interest in certain properties located in Newark East Field in Johnson County, Texas.  The work for this report was completed as of the date of this letter.  This report was prepared to provide U.S. Lime with U.S. Securities and Exchange Commission (SEC) compliant reserve estimates.  It is our understanding that the properties evaluated by LPC comprise 100 percent (100%) of U.S. Lime’s proved reserves.  We believe the assumptions, data, methods, and procedures used in preparing this report, as set out below, are appropriate for the purpose of this report.  This report has been prepared using constant prices and costs and conforms to our understanding of the SEC guidelines, reserves definitions, and applicable financial accounting rules.

Summarized below are LPC’s estimates of net reserves and future net cash flow.  Future net cash flow is after deducting estimated production and ad valorem taxes, operating expenses, and future capital expenditures but before consideration of federal income taxes.  The discounted cash flow values included in this report are intended to represent the time value of money and should not be construed to represent an estimate of fair market value.  We estimate the net reserves and future net cash flow to the U.S. Lime interest, as of December 31, 2017, to be:

	Net Reserves			Future Net Cash Flow ($)
	Oil	Gas	NGL		Present Worth
Category	(Barrels)	(Mcf)	(Barrels)	Total	at 10%
Proved Developed
Producing	66	4,637,818	679,094	15,615,678	7,883,612

The oil reserves include crude oil and condensate. Oil and natural gas liquids (NGL) reserves are expressed in barrels which are equivalent to 42 United States gallons.  Gas reserves are expressed in thousands of standard cubic feet (Mcf) at the contract temperature and pressure bases.

The estimated reserves and future net cash flow shown in this report are for proved developed producing reserves.  No study was made to determine whether proved developed non-producing or proved undeveloped reserves might be established for these properties.  This report does not include any value that could be attributed to interests in undeveloped acreage.

Estimates of reserves for this report were prepared using standard geological and engineering methods generally accepted by the petroleum industry.  The reserves in this report have been estimated using deterministic methods.  The method or combination of methods utilized in the evaluation of each reservoir included consideration of the stage of development of the reservoir, quality and completeness of basic data, and production history.  Recovery from various reservoirs and leases was estimated after consideration of the type of energy inherent in the reservoirs, the structural positions of the properties, and reservoir and well performance.  In some instances, comparisons were made to similar properties where more complete data were available.  We have used all methods and procedures that we considered necessary under the circumstances to prepare this report.  We have excluded from our consideration all matters to which the controlling interpretation may be legal or accounting rather than engineering or geoscience.

The estimated reserves and future cash flow amounts in this report are related to hydrocarbon prices.  Historical prices through December 31, 2017 were used in the preparation of this report as required by SEC guidelines; however, actual future prices may vary significantly from the SEC prices.  In addition, future changes in environmental and administrative regulations may significantly affect the ability of U.S. Lime to produce oil and gas at the projected levels.  Therefore, volumes of reserves actually recovered and amounts of cash flow actually received may differ significantly from the estimated quantities presented in this report.

Benchmark prices used in this report are based on the twelve-month, unweighted arithmetic average of the first day of the month price for the period January through December 2017.  Gas prices used in this report are referenced to a Henry Hub price of $2.98 per MMBtu, as published in the Platts Gas Daily, and are adjusted for energy content, transportation fees, and regional price differentials.  Oil and NGL prices are referenced to a West Texas Intermediate crude oil price of $51.34 per barrel at Cushing, Oklahoma and are adjusted for gravity, crude quality, transportation fees, and regional price differentials.  These reference prices are held constant in accordance with SEC guidelines. The weighted-average prices after adjustments over the life of the properties are $45.18 per barrel for oil, $2.81 per Mcf for gas, and $20.23 per barrel for NGL.

Lease and well operating expenses are based on data obtained from U.S. Lime.  U.S. Lime does not operate any of these properties.  Leases and wells include all direct expenses as well as general and administrative overhead costs allowed under the specific joint operating agreements.  Lease and well operating costs are held constant in accordance with SEC guidelines.

Capital costs and timing of all investments have been provided by U.S. Lime and are included as required for workovers, new development wells, and production equipment.  U.S. Lime has represented to us that they are not aware of any plans for further development on the properties.  U.S. Lime’s estimates of the cost to plug and abandon the wells net of salvage value are included and scheduled at the end of the economic life of individual properties.  These costs are also held constant.

LPC has made no investigation of possible gas volume and value imbalances that may have resulted from the overdelivery or underdelivery to the U.S. Lime interest.  Our projections are based on the U.S. Lime interest receiving its net revenue interest share of estimated future gross oil, gas, and NGL production.

Technical information necessary for the preparation of the reserve estimates herein was furnished by U.S. Lime or was obtained from state regulatory agencies and commercially available data sources.  No special tests were obtained to assist in the preparation of this report.  For the purpose of this report, the individual well test and production data as reported by the above sources were accepted as represented together with all other factual data presented by U.S. Lime including the extent and character of the interest evaluated.

An on-site inspection of the properties has not been performed nor has the mechanical operation or condition of the wells and their related facilities been examined by LPC.  In addition, the costs associated with the continued operation of uneconomic properties are not reflected in the cash flows.

The evaluation of potential environmental liability from the operation and abandonment of the properties is beyond the scope of this report.  In addition, no evaluation was made to determine the degree of operator compliance with current environmental rules, regulations, and reporting requirements.  Therefore, no estimate of the potential economic liability, if any, from environmental concerns is included in the projections presented herein.

The reserves included in this report are estimates only and should not be construed as exact quantities.  They may or may not be recovered; if recovered, the revenues therefrom and the costs related thereto could be more or less than the estimated amounts.  These estimates should be accepted with the understanding that future development, production history, changes in regulations, product prices, and operating expenses would probably cause us to make revisions in subsequent evaluations.  As in all aspects of oil and gas evaluation, there are uncertainties inherent in the interpretation of engineering and geological data; therefore, our conclusions represent informed professional judgments only, not statements of fact.

The results of our third-party study were prepared in accordance with the disclosure requirements set forth in the SEC regulations and intended for public disclosure as an exhibit in filings made with the SEC by U.S. Lime.

U.S. Lime makes filings on Form 10-K with the SEC under the Securities Exchange Act of 1934.  Furthermore, U.S. Lime has certain registration statements filed with the SEC under the Securities Act of 1933 into which any subsequently filed Form 10-K is incorporated by reference.  We have consented to the incorporation by reference in the registration statements on Forms S-8 of U.S. Lime of the references to our name as well as to the references to our third-party report for U.S. Lime which appears in the December 31, 2017 annual report on Form 10-K of U.S. Lime.  Our written consent for such use is included as a separate exhibit to the Form 10-K filing made with the SEC by U.S. Lime.

We have provided U.S. Lime with a digital version of the original signed copy of this letter report.  In the event there are any differences between the digital version included in filings made by U.S. Lime and the original signed letter report, the original signed letter report shall control and supersede the digital version.

The technical persons responsible for preparing the reserve estimates presented herein meet the requirements regarding qualifications, independence, objectivity, and confidentiality set forth in the Standards Pertaining to the Estimating and Auditing of Oil and Gas Reserves Information promulgated by the Society of Petroleum Engineers.  The technical person primarily responsible for overseeing the preparation of reserves estimates herein is Joe A. Young.  Mr. Young is a Professional Engineer licensed in the State of Texas who has 36 years of engineering experience in the oil and gas industry.  He has prepared and overseen preparation of reports for public filings for LPC for the past 21 years.  LPC is an independent firm of petroleum engineers, geologists, and geophysicists and is not employed on a contingent basis.  Data pertinent to this report are maintained on file in our office.

Very truly yours,

LaRoche Petroleum Consultants, Ltd.
State of Texas Registration Number F-1360

/s/ Paul J. Szatkowski
Paul J. Szatkowski
Senior Engineer

/s/ Joe A. Young
Joe A. Young
Licensed Professional Engineer
State of Texas No. 62866